INDEPENDENT REPORT AND ANALYSIS OF THE RED ARROW MINE FOR RED ARROW MINING COMPANY, INC.



Report by Richard Eaman

Table Of Contents

Executive Summary by Richard Eaman	1
Geology and Ore Deposits Professional Paper 219	4
Footwall Mineral Photos	8
Concentrate Photos	16
Mine Photos	19
Richard Eaman Resume	23
Hazen Research, Inc.	27

Executive Summary

On Monday, January 4, 2010, I traveled from Golden, Colorado to Durango, Colorado to visit and evaluate a group of patented mining properties known as the Red Arrow Mine. The mine site is located eight miles northeast of Mancos in the La Plata Mining District, Montezuma County, Colorado. The Red Arrow Mine property consists of 370 acres of patented mining claims and 160 acres of unpatented mining claims. I was accompanied by Craig Liukko, President of Red Arrow Gold Corporation and Chris Cozby, President of Red Arrow Mining Company, Inc.

The purpose of my visit was to ascertain the potential for the development of the mineral resource controlled by Red Arrow Gold Corporation. This was facilitated by:

- Collection of random samples for mineralogical and analytical evaluation.
- Examination of historical, geological, and operational data.
- Examination of the physical development of the operating systems at the mine site for safety and sound mining unit operations.

Analytical results and data review indicate the Red Arrow mineral resource has excellent potential for extensive commercial development. It is the most well run underground gold/silver operation I have examined in the United States.

The geological information on the Mine is well established and documented by Geological Survey Professional Paper 219 by Edwin B. Eckel, titled “Geology and Ore Deposits of the La Plata District Colorado” which is included as part of this report beginning on page 4. Other valuable data was obtained in the “GIS and Geostatistical Analysis of the La Plata Mining District”, a 25 page report by David S. Schiowitz, the primary author (2007). Both reports cover a much greater area than just the Red Arrow Mine. Independent Red Arrow Mine assay reports were also reviewed from a U.S. Bureau of Mines Report dated August 3, 1990 and reports from BP Minerals in 1988. It should be noted that both the Red Arrow and Outwest mines are part of the Red Arrow Mine group of properties.

GIS and Geostatistical Data

GIS data indicates that the Red Arrow, May Day, and Bessie G Mines were correlated to areas with the highest “Fuzzy Logic” membership values in the La Plata Mining District. Fuzzy Logic is a form of mathematical logic derived from a set of approximate reasoning theory and was used in this case to evaluate potential gold exploration targets. Among the many maps in the report, the Red Arrow Mine is one that clearly stands out with high concentrations of gold, silver and arsenic. The East Mancos River basin, where the Red Arrow Mine is located, contains the highest concentrations of gold (Au – 552 ppb high) and arsenic (As - 171 ppm high) in stream sediment. The upper East Mancos River also had the most area with membership values greater than 0.9, which is at the top of the scale for high gold potential.

High concentrations of gold, silver and arsenic were detected on the East Mancos River. This epithermal signature occurs on the backside of a known copper deposit (Allard Stock), and might indicate localized mineralization related to the syenite intrusive pluton.

U.S Bureau of Mines and BP Minerals Reports

The Bureau of Mines mapped and examined the Red Arrow properties in 1990 in which several samples were taken from the same vicinity as the 700 pound bulk sample I collected from the Mine's present work area. The Bureau's sample #853 (2.29 oz. gold per ton) was taken from a pillar in the Gold Run Level at the base of the present work area. Two other samples, #856 (.55 oz. gold per ton) and #857 (1.15 oz. gold per ton) were taken from the Old Mill Level which is one working level above the current area of stope development.

BP Minerals examined the mine in 1988 while examining the region for open pit copper/gold mining potential. Sample #48459 (3.65 oz. gold per ton) was taken from a similar location as the Bureau's sample #853. The wall rock sample #48458 (.02 oz. gold per ton) is located on the opposite side of the drift approximately six ft. from the vein on the Gold Run Level in the middle of the current area of stope development. BP also took samples from two upper levels in the vein and wall rock. One sample from the Discovery Level, #48460, contained .98 oz. gold per ton and 23.61 oz. of silver per ton.

Red Arrow Mine Inspection and Independent Report

The overall condition of the mine and mining infrastructure was excellent and surpassed my expectations. The mining personnel appeared to be of the highest quality, displaying a safe and professional manner. Their high state of training was readily apparent.

All above ground facilities were neat and orderly. The three portals of the mine are substantial. The River Level, or main portal, includes 60 ft. of heavy corrugated pipe reinforced with timber for long term support in overburden conditions. The Gold Run Level, one level above, has heavy timber for the first 100 ft with extensive roof bolting and matting throughout the remainder. All underground timbers within the first 200 ft. of the adits and 50 ft. away on the surface are coated with fire retardant paint, an MSHA requirement. Required signage is plentiful and easy to see.

The Mine utilizes rail on two levels which is in good condition. The tunnels are of sufficient width which minimizes pinch points that might endanger workers while transporting ore. Explosives and detonators are stored securely. The roof and walls appeared to be well scaled with minimal debris in the haulage ways. Overall, the mine appears to be dry and is well ventilated. Ladder ways and work platforms are of the highest quality. In addition, the mine office had a complete set of required MSHA materials including MSDS literature. The surface and underground safety, first aid, mine rescue, and fire fighting equipment were well marked and easily accessible.

Sampling the Red Arrow Mine

A 700 pound bulk sample was taken from 100 ft. of strike length on a stope being developed in the current workings of the mine at the end of the Gold Run Level. A footwall sample was taken immediately above the current workings in the Old Mill Level and one was taken from an underhand stope at the end of the Gold Run Level.

I maintained chain of custody for the bulk sample and three other samples from the Gold Run Portal to Hazen Research, Inc.'s receiving and sample preparation section (see information on Hazen Research, Inc. on page 27). The samples were logged in as:

- 21 five gallon buckets - Gold Run Stope - Approximately 700 pounds
- Bag - Old Mill Footwall - 4.7 pounds
- Bag- End of Gold Run (underhand stope) - 3.7 pounds
- Carton – Concentrate - 5.66 pounds

Assays for all samples done by Hazen are shown on the chart below. The 700 pound bulk sample was dried, crushed and split into 12 assay heads; ten for assay, one for mineralogy and one for retention. Assay samples were 100 grams each of 10 mesh size. They were assayed for gold, silver, copper and PGMs. The remaining material will be used for extractive metallurgical testing.

The Old Mill Level footwall sample was assayed and photographed, shown on pages 8 to 15. The concentrates have also been assayed and photographed and are shown on pages 16 to 18. The Gold Run Level underhand stope sample has been assayed and is undergoing further examination for all metals including PGMs. Further mineralogical testing will be conducted on all samples. The current assays shown below and historical data indicate the potential for a large mineral reserve at the Red Arrow Mine. Historical production records show the overall average ore grade from the mine at 1.09 oz. gold per ton and 1.06 oz. silver.

Red Arrow Sample Analysis
By Hazen Research, Inc.

Batch Number One					
Sample Number	Sample Name	Au, oz/t	Ag, oz/t	PGM, oz/t	Cu, %
1	Bulk	.836	.7	-	.199
2	Bulk	.754	.5	-	.206
3	Bulk	.512	.6		.205
4	Bulk	.752	.8		.211
5	Bulk	.988	.7		.202
6	Bulk	1.09	.8		.197
7	Bulk	.628	.5		.205
8	Bulk	.632	.7		.191
9	Bulk	.884	.8	<0.005	.192
10	Bulk	.646	.7	<0.005	.203
Average	Bulk (1–10)	.772	.68		
11	Concentrate	22.0	7.4		
12	UH Stope				
	Barite 1	.276	.7		
	Barite 2	.218	.4		
	Barite 3	.420	.5		
	Breccia 1	.170	.3		
	Breccia 2	.134	.5		
	Breccia 3	.172	.5		
13	Old Mill FW				
	OMFW 1	6.88	1.5		
	OMFW 2	5.03	1.2		
	OMFW 3	5.21	1.7		

Geology and Ore Deposits of the La Plata District Colorado

By EDWIN B. ECKEL *with sections by* J. S. WILLIAMS
F. W. GALBRAITH *and others*

GEOLOGICAL SURVEY PROFESSIONAL PAPER 219

Prepared in cooperation with the
Colorado State Geological Survey Board
And the Colorado Metal Mining Fund

(RED ARROW SEGMENT)

UNITED STATES GOVERNMENT PRINTING OFFICE, WASHINGTON: 1949

The Red Arrow mine, the most recent discovery of commercial importance in the La Plata district, is on the west side of Gold Run, 800 feet northwest of its junction with the East Mancos River and at an altitude of about 9,350 feet. It is about 8 miles from Mancos, with which it is connected by a good county road. The discovery, made by Raymond and Charles Starr on June 3, 1933, attracted wide attention in newspaper accounts, and led to a feverish but comparatively short-lived boom in the East Mancos sector. While panning small gravel bars along Gold Run, the Starrs obtained spectacular showings of coarse gold in the creek, just below the crossing of a small fissure. Their effort to trace the gold to its source resulted in the discovery of a comparatively small outcrop of oxidized vein material that contained coarse gold. This outcrop was explored by a small open-cut, and a drift adit was subsequently opened just below it.

Soon after the discovery, the Red Arrow Gold Corp., composed largely of local owners, was formed. The company was almost immediately involved in a suit brought by the Starrs' former partner. This litigation, which was finally settled in 1936 in favor of the defendants, undoubtedly acted as a check on exploration and production for several years. As shown in the following table, the mine produced nearly $150,000 in gold, silver, and copper in the years 1933-37, thus becoming, in a space of five years, the sixth largest producer in the district. According to local newspapers, the total expense in 1937 amounted to about $42,000, against a production of about $70.000.

Production of Red Arrow mines, 1933-43

YEAR	ORE (short tons)	GOLD (fine ounce	SILVER (fine ounce	COPPER (lbs., wet assay)
1933	21	169.65	129	----------
1934	124	687.44	772	600
1935	81	270.00	562	438
1936	180	1,058.26	3,183	1,850
1937	215	1,929.15	2,382	1,945
TOTAL	621	4,114.50	7,028	----------

Compiled from mine records of the U.S. Bureau of Mines. No production for years not listed.

RED ARROW (2C) HISTORY AND PRODUCTION

The vein is developed principally by means of two drifts and several raises and stopes. As the eastern part of the Red Arrow vein outcrop lies on the older Gold Run patented claim, where it is worked in the Outwest mine, the lower drift is reached by means of a crosscut on Red Arrow ground, instead of by the shorter course that could be taken from the Gold run claim. By 1939 the Red Arrow and Outwest workings together had explored the vein for more than 1,000 feet along its strike and more than 300 feet vertically.

GEOLOGIC RELATIONS

The rocks in the vicinity of the Red Arrow include all the beds from Entrada sandstone to the top of the Morrison formation and are unmetamorphosed. The beds, which are very poorly exposed, dip 10 to 15 degrees SW.

The Red Arrow vein occupies one of a series of discontinuous normal faults that strike nearly due east and dip south. They are believed to represent a westward extension of the Parrott fault system, and there are probably several more in addition to the three shown in plate 2. The displacement along the Red Arrow fault amounts to about 40 feet and the other faults appear to have displacements of 5 to 30 feet. The vein has not been definitely identified east of Gold Run, nor

could its extension west of the mine be traced with certainty by members of the writer's party for more than a few hundred feet; the mine management, however, feels confident that it extends several thousand feet in this direction.

At the mine the Red Arrow vein strikes N. 82 degrees E. to N. 87 degrees W. and dips 55 degrees to 70 degrees S. The base of the Morrison is about 10 feet below the main drift on the south wall of the vein, and 30 feet above the drift on the north wall. The beds consist in large part of greenish sandstone with many partings of soft green shale. The under lying Junction Creek sandstone is of normal aspect.

ORE DEPOSITS

On the main level, where the footwall is sandstone and the hanging wall is shaly sandstone of the Morrison, the vein occupies a 1 foot to 5 foot breccia zone that averages 3 feet in width. The footwall is well defined and bears vertical slickensides in several places. The hanging wall is nearly as well defined, but locally the wall rock on that side is strongly seamed and fractured. Twenty-five to thirty feet above the floor of the drift, where the shaly beds form both walls, the vein pinches markedly. Its width and character on the lower crosscut level, where both walls are sandstone, have not been disclosed, but in the Outwest mine, at about the same altitude, it is about as wide as in the upper Red Arrow workings.

On and above the main level the greater part of the vein is characterized by brecciated and silicified sandstone. The breccia contains a little pyrite and appreciable quantities of finely divided free gold but is not known to have yielded any high-grade ore.

The rich ore for which Red Arrow became noted lies almost exclusively on the footwall of the vein, though similar ore occurs in a few places along the hanging wall. The footwall streak ranges from less than an inch to 3 feet in thickness and probably averages 8 or 10 inches. Part of the typical ore is friable and oxidized and consists of interlocking fine to coarse crystals of barite, enclosing some fragments of country rock. The barite crystals are fractured and stained with limonite and with carbonates of copper. Vugs and interstices are filled with limonite and a little clay. Locally, small quantities of pyrite, chalcopyrite, tetrahedrite, and chalcocite are present.

Native gold is associated with the limonitic material. It occurs in platy or foliated forms that range in size from tiny flakes to large masses weighing several pounds. The largest "nugget" that has been reported weighed more than five pounds. Most of the masses are rough and irregular in shape. On a few of them wires and small octahedral crystals were seen. Tiny crystals of tetrahedrite are perched on some of the gold crystals. Some of the coarse gold is reported to be 880 fine, but some of it is said to be alloyed with copper and to be only about 500 fine. Some of the ore is very rich. One small sheet, where the vein was 8 inches wide, is said to have yielded 30 pounds of gold nuggets and thirty-six 100 hundred pound sacks of 32 ounce ore from a stope 35 feet high and 10 feet long.

In several places a streak of sulfide ore from half an inch to 3 inches wide lies along the footwall side of the gold-bearing barite streak. This ore consists largely of pyrite in a gangue of barite, ankerite, and quartz. Small quantities of tetrahedrite, chalcopyrite, and barite, which appear to be nearly contemporaneous, are associated with the pyrite. Locally, sphalerite and galena are also present. This sulfide ore commonly contains

one or more ounces of free gold to the ton. In several high-grade specimens that were examined the gold is intimately inter-grown with tetrahedrite. A little hessite is associated with tetrahedrite in a single specimen, but tellurides are rare or absent throughout the deposit.

In mining, the low-grade silicified breccia is first removed, after which the high-grade streak and, if present, the sulfide streak are scaled off by hand. Careful hand-sorting is practiced. Much of the product has been shipped directly to the mint, but some has been amalgamated and retorted in a small mill at the mine. Some of the better-grade breccia and sulfide ore has been shipped crude to the smelter, but the greater part of the production shown in the foregoing table probably represents coarse free gold.

The scanty data that is available is not adequate to determine the origin of the coarse gold or to justify a confident statement as to the probable extent of the ore shoot. The close association of gold and tetrahedrite in many places, and the tetrahedrite crystals perched on crystals of gold, are clear evidence that some of the gold is primary. It seems probable, indeed, that all of it is primary, though some "nuggets" may have been slightly enlarged during oxidation of the deposit. Available data on this and other mines in the district seem to indicate that further exploration of the lower part of the Junction Creek sandstone, of the limestone member of the Wanakah, and of the Entrada sandstone would be fully justified. If any ore bodies exist in the marl member of the Wanakah, they are likely to be small and erratic, but the base of this member may well have formed a structural trap for the ore-bearing solutions.

OUTWEST

The Outwest mine, operated by the Outwest Mining Co., is on the eastward extension of the Red Arrow vein and traverses the patented Gold Run placer claim. It was first opened shortly after the Red Arrow discovery in 1933. When the mine was examined in 1936 the only opening on the property was a 145-foot drift adit, 115 feet below the main Red Arrow adit. A 20-foot winze had been sunk 10 feet from the breast of the adit. Forty tons of ore recovered from development workings and from a small stope at the bottom of the winze yielded 387.02 ounces of gold, 189 ounces of silver, and 205 pounds of copper. The mine was idle in 1937 but was active in 1938-39. A lower adit was then driven on the vein, and stopes were opened both above and below the upper level. The vein is similar in all essential respects to that in the Red Arrow mine and is characterized by coarse free gold, chalcopyrite, tetrahedrite, and barite. The wall rocks belong to the Junction Creek sandstone.


---------------------- = 1 mm

Figure 1. Old Mill Footwall (HRI 52342-2), Example 1

Native gold with goethite.


------------------- = 1 mm

Figure 2. Old Mill Footwall (HRI 52342-2), Example 2

Native gold with goethite.



------------------- = 1 mm

Figure 3. Old Mill Footwall (HRI 52342-2), Example 3

Native gold fracture filling with barite and goethite.


---------------------------- = 1 mm

Figure 4. Old Mill Footwall (HRI 52342-2), Example 4

Native gold fracture filling with barite and goethite.


------------------- = 1 mm

Figure 5. Old Mill Footwall (HRI 52342-2), Example 5

Finely disseminated native gold.


= 1 mm

Figure 6. Old Mill Footwall (HRI 52342-2), Example 6

Finely disseminated native gold.


------------------------ = 1 mm

Figure 7. Old Mill Footwall (HRI 52342-2), Example 7

Native gold in quartz or barite vein.


----------------------- = 1 mm

Figure 8. Old Mill Footwall (HRI 52342-2), Example 8

Globular native gold in goethite.



--------------= 1 mm

Figure 9. Concentrate, RA 4 (HRI 52342-4), Example 1

Native gold (yellow flat pieces), euhedral pyrite partially oxidized to goethite and barite.


= 1 mm

Figure 10. Concentrate, RA 4 (HRI 52342-4), Example 2

Native gold (yellow flat pieces), euhedral pyrite partially oxidized to goethite and barite


---------------------- = 1 mm

Figure 11. Concentrate, RA 4 (HRI 52342-4), Example 3

Native gold (yellow flat pieces), euhedral pyrite partially oxidized to goethite and barite.



View outside the Gold Run Level Portal.



Gold Run Level Portal.


DANGER
Fuse Rate
45 Seconds
Per Foot
FIRE
EXTINGUISHER
This photo shows timbering used to rehabilitate the Gold Run adit.


DANGER
BLASTING
AREA
Fuse Rate
45 Seconds
Per Foot
River Level Portal showing culvert and timbering.



Ladder from Gold Run level to Old Mill level, the emergency escape way. Note the width of the vein that was removed.



Working platform in the Gold Run level stope.



View of a mined out stope showing the historical vein width and geological structure.



42 inch vein width at end of Gold Run level.

Richard Eaman

Project Manager/ Project Development Specialist

Mr. Eaman has 38 years experience in project management, design, and start-up of research and production facilities for the minerals and oil and gas industries. He is experienced in the design and construction of plants for processes involving hydrometallurgy and pyrometallurgy. Additionally he has experience on coal gasification and oil shale projects. His expertise lies in the development of innovative processing technologies. Mr. Eaman has a broad background that includes extensive process research in addition to project management skills. He is a published author and holds a patent for cyanide detoxification as related to heap leach decommissioning.

Experience Profile

January 1998 to present, Independent consultant - clients include: 1) Develop an equipment list and construction schedule for the a massive mined rock storage facility for the Constancia project of Norsemont Peru. 2)Contractor oversight for a $800,000 per month transition contract for the Kensington Gold project in Alaska. 3) Sakahra and Buruktal Nickel mines and the Southern Ural Nickel Plant in Orenburg Oblask Russia. Process engineering evaluation for SCC qualification. 4)Minera Triton Argentina, Manantial Espejo proyecto. (Process engineering to develop a base case engineering package for for a Merrill-Crowe gold/ silver process). 5)Knight Piesold Consultores S.A. (Project Manager for a large Tailing Impoundment in the Peruvian Andes). 6)ForeRunner Corp Lakewood CO, (Water treatment to make boiler feed water from autoclave discharge water at the KFX thermally enhanced coal project in Wyoming). 7)MRSI Johnson City, TN (High grade Zr recovery); 8)K-2 Technologies Colorado Springs, CO (PGM process evaluation); 9)MNS Technology Las Cruces, NM (Evaluation of a Bromine Gold extraction process);

September 1996 to December 1997, Director of project development for Far East Gold in the Russian Far East. In this capacity he worked as manager of feasibility and environmental studies; director of process development; and project manager of due diligence and retro-fitting for a 300,000 tonne per year to a one million tonne per year gold milling operation. In this capacity he worked with Russian owners, managers and government officials in Moscow, Khabarovsk, Nikolaevsk on Amur, Magadan, and Petropavlovsk-Kamchatskiy.

December 1989 to September 1996, Project manager/Project engineer with Bateman Engineering:

- November 1995 to September 1997 Project Manager for Nelson Gold's Taror and Jilau projects in Tajikistan. Responsible on a 5 million tpy open pit mine and heap leach complete with an environmental base line study, tailings dam remediation design and construction supervision. Coordinated a pre-feasibility study for a 750,000 tpy underground gold/copper mine complete with extractive metallurgical test program and infrastructure assessment. Developed an EPCM cost estimate for the modification and up grading of the existing Taror flotation mill to a750,000-tpy CIL facility with gold room and Cyanide detoxification system.
- September 1992 to November 1995 Requisition manager/ project engineer for an EPCM of a 13,800,000 tpy gold heap leach project in Uzbekistan for Newmont Gold CO. Managed the purchase requisition effort of $77 million dollars worth of process equipment and bulk materials.
- December 1989 to September 1992 various Project manager/project engineer assignments including: repair of a re-useable leach pad at Golden Reward Mining Co; EPCM proposal for a unit train coal load out facility at Solder Creek Coal Co; Design, procurement, and start up of a retrofit upgrade of a 10,350 tpy activated carbon production facility at American Norit. Security System up grades for three gold mining companies.

January 1988 to December 1989 Independent consultant – clients included American Antimony –Lovelock, NV; Piedmont Mining CO – Kershaw, SC; Chemet Inc. – Moscow, TN; Colorado Special Chemicals – Denver CO.

1986 to 1988 N.S. Lynn and Associates Project engineer responsible for the detailed design, procurement and construction management of a 300 gpm. Zadra Carbon strip and adsorption system including heat recovery, electrowinning, and solution heating boiler for Texas Gulf Sulfur. Detailed design, procurement, fabrication, and construction management for the Tonkin Springs project including pressurized strip columns, electrolytic cells, piping and flotation systems. Project engineer responsible for procurement of materials and equipment for a 1000 tpy CIL system for the Alligator Ridge gold mine.

1983 to 1986 Turcolo Holding company Senior Executive Vice President International Contracts. Responsible for procurement of construction materials and related commodities; coordinated

engineering and development contracts representing Middle East projects to U.S. companies.

1981 TO 1983 Dravo Engineering Corp. Project Manager/project engineer responsible for development of feasibility studies, process evaluation, procurement control, construction coordination of mechanical testing and start-up of a 131,000 gallon per year HCL production facility for Climax Chemical CO. EPCM cost estimates for underground and surface construction of an in-situ oil shale mine for Occidendental Oil Shale Inc.

1979 to 1981 Enrecon Inc. Project engineer involved with design, operating and development of test procedures for thermodynamic and kinetic catalyst studies for a 2500 lb. per hour catalyzed fluid bed coal gasification pilot plant.

1975 to 1979 Dravo Engineering Corp. Project engineer responsible for supervision of designers and draftsman. Project coordination, by monitoring budget compliance, progress reports, and process calculations. Projects Included a 2000 gpm in-situ uranium processing facility; an 80,000 tpy secondary lead smelter for recycling of automotive batteries and the retrofit of a large rotary kiln into a 50,000 lb. per year secondary lead furnace.

1971 to 1975 Hazen Research Inc. Engineer responsible for design and construction of a pilot plant to demonstrate fused salt reduction of lead chlorides along with dry chlorination and brine leaching of Lead and Zinc ores for Cymet Corp; and the Cyprus mines pilot plant for Electro- oxidation of chalcopyrite for the production of power copper and electrolytic iron.

1965 to 1971 Colorado School of Mines Research Institute. Process research engineer involved in the design and operation of electrowinning and Electro-refining cell for the deposition of copper at high current densities for Continental Copper Corp; operation and evaluation of the first rare earth carbonate plant in the U.S. which produced yttrium, neodymium, praseodymium, and yellow cake.

Professional Data

Education: B.S. General Science, Ottawa University, Kansas; Graduate Studies in Extractive Metallurgical Science, Colorado School of Mines Golden, CO.

Publications: CO - author of *Cell Development for the Electro-deposition of Copper at High Current Densities*, published in Copper Metallurgy, Extractive Metallurgy Division of the T.M.S., AIME – 1970

Patent: No.5264192 Cyanide Detoxification as Related to Heap Leach Decommissioning - 1993

HAZEN RESEARCH, INC.
An Employee Owned Company

WELCOME

Hazen Research, Inc. is an employee-owned firm performing industrial research and development for clients in the mineral, chemical, energy, and environmental fields.

Hazen Research, Inc.
4601 Indiana Street
Golden, Colorado 80403
U.S.A.

Phone: (303) 279 4501
Fax: (303) 278 1528

WHAT WE OFFER

Services include laboratory-scale research on new processes or adaptation of known technology to new situations, followed by pilot plant demonstration, preliminary engineering, and cost analysis. Projects range from beaker-scale experiments and analyses to multimillion-dollar continuous pilot or demonstration plants.

We began activities at our present location in Golden, Colorado, in 1961 and have grown to a staff of over 120. Sixteen buildings containing an extensive inventory of laboratory and process equipment provide the flexibility for evaluating different unit operations.

Visit us at www.hazenresearch.com